Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Bottomline Technologies (de), Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, stock purchase contracts, stock purchase units, and warrants, and to the incorporation by reference therein of our reports dated September 10, 2010, with respect to the consolidated financial statements and schedule of Bottomline Technologies (de), Inc., and the effectiveness of internal control over financial reporting of Bottomline Technologies (de), Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

July 15, 2011